UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

CareAdvantage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14166N20

(CUSIP Number)

George Neidich

4880 Via San Tomaso

Venice, FL 34293

(703) 757-2820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 14166N20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
George Neidich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑ [1]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 7,259,259

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 7,259,259

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,259,259*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 4.99%

14.	Type of Reporting Person (See Instructions): IN

* Includes shares that may be acquired within 60 days upon the exercise of stock options

_________________________

1 On September 9, 2009, the Issuer raised $400,000 of additional capital pursuant to a private placement of its Common Stock. The stock was sold to Dennis J. Mouras, David G. Noone, and David J. McDonnell, all of whom are directors of the Issuer, and George Neidich, the Issuer’s general counsel, for $100,000 each. Pursuant to a separate Subscription Agreement with the Issuer, each investor purchased 20,000,000 shares of the Common Stock at $0.005 per share, the market price of the Common Stock at such time. The Reporting Person expressly disclaims the existence of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934.

2

 This Amendment No. 1 (“Amendment”) is filed by George Neidich (the “Reporting Person”) relating to the common stock, par value $.001 per share (“Common Stock”), of CareAdvantage, Inc., a Delaware corporation (the “Issuer”) pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, to amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2009 (“Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D. This Amendment is being filed to report that since the filing of the Schedule 13D, a material change occurred in the percentage of the shares of Common Stock beneficially owned by the Reporting Person as a result of the sales transactions described in Item 5 below. Following the filing of this Amendment, the Reporting Person no longer beneficially owns more than 5% of the Issuer’s Common Stock, and accordingly, this Amendment constitutes an exit filing.

Item 1.	Security and Issuer

This Amendment relates to shares of Common Stock of the Issuer. The principal executive offices of the Issuer are located at 485-C Route 1 South, Iselin, New Jersey 08830.

Item 2. Identity and Background

Item 2 of the Schedule 13D is not amended or supplemented hereby and is incorporated herein by reference, except that Item 2(b) is hereby deleted and replaced with the following:

(b) 4880 Via San Tomaso, Venice, FL 34293

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is not amended or supplemented hereby and is incorporated herein by reference

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is not amended or supplemented hereby and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
	(a)	The Reporting Person is the beneficial owner of 7,259,259 shares of the Common Stock (including options to acquire 41,667 shares of Common Stock), which represents 4.99% of the Issuer’s common stock at this time. Other than set forth herein, currently, the Reporting Person has no other interest, either of record or beneficially, in the common stock of the Issuer.
	(b)	The Reporting Person has the sole power to vote or to direct a vote and sole power to dispose or direct the disposition of the 7,259,259 shares of the Issuer’s common stock he beneficially owns.
(c)

On December 31, 2012, the Reporting Person sold 14,518,518 shares of Common Stock at $.0000013 per share, for an aggregate purchase price of $20.00, in two private sale transactions pursuant to a Stock Purchase Agreement with each purchaser (a “Purchaser”). Other than the sales described in this Item 5(c), the Reporting Person has not engaged in any transactions during the past 60 days in any shares of Common Stock.

In addition, the Reporting Person also has the currently exercisable right to acquire 41,667 shares of Common Stock pursuant to options granted to him by the Issuer.

3

	(d)	Not applicable.
	(e)	The Reporting Person ceased to be a beneficial owner of 5% or more of the Issuer's Common Stock on December 31, 2012 and is no longer subject to the reporting requirements of Regulation 13D under the Exchange Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

As described in part (c) of Item 5 of this Amendment, the Reporting Person entered into a Stock Purchase Agreement with each Purchaser, pursuant to which he sold to each Purchaser 7,259,259 shares of Common Stock at a price of $.0000013 per share, or an aggregate purchase price of $10.00 from each Purchaser.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended by adding the following: Exhibit 1 Form of Stock Purchase Agreement between the Reporting Person and each Purchaser dated December 31, 2012.

4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2012

Date
/s/ George Neidich

Signature
George Neidich
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

5

Exhibit 1

AGREEMENT

This Agreement is made as of the 31st day of December, 2012 (“Effective Date”) by and between ______ (“Buyer”) and George Neidich (“Seller”).

Whereas, Seller owns 21,736,110 shares of common stock, par value $0.001 per share (the “Common Stock”) of CareAdvantage, Inc., a Delaware corporation (the “Company”), constituting almost 15% of the issued and outstanding shares of capital stock of the Company. Seller also serves as legal counsel to the Company. Seller desires to sell to the Buyer, and Buyer desires to purchase from Seller, 7,259,259 shares of Common Stock of the Company (the “Shares”) pursuant to the terms and conditions of this Agreement.

Now, Therefor, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Section 1. Sale and Purchase of Common Stock

1.1 Purchase of Shares. Seller hereby sells, assigns, transfers and delivers to Buyer, and Buyer hereby purchases and accepts from Seller, 7,259,259 Shares of the Common Stock of the Company for an aggregate purchase price of $10.00 (the “Purchase Price”) , free and clear of all liens and encumbrances.

1.2 Payment of Purchase Price. The Purchase Price shall be payable concurrently herewith to Seller in cash, check or wire transfer

1.3 Seller’s Obligations. Seller hereby delivers to Buyer an assignment and shall execute and deliver such other documents and instruments as shall be reasonably requested by the Buyer to consummate the transactions contemplated hereunder.

Section 2. Representations of Buyer.

Buyer hereby represents as of the date hereof and as of the Closing date that:

2.1 He is acquiring the Shares for his own account for investment only and not with a view toward, or in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws.

2.2 He is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D. Buyer has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of ownership of the Shares. Specifically, the Buyer warrants that: (i) the Buyer’s individual net worth, or joint net worth with the Buyer’s spouse, at the time of the purchase exceeds $1,000,000; or (ii) the Buyer had individual income in is excess of $200,000 in each of the two most recent years or the Buyer had joint income with the Buyer’s spouse in excess of $300,000 in each of those years and the Buyer has a reasonable expectation of reaching the same income level in the current year. For purposes of this Agreement, the term "net worth" means the excess of total assets at fair market value, including real property (but excluding the value of the primary residence of such individual) and personal property over total liabilities (but excluding the amount of indebtedness secured by the individual’s primary residence up to its fair market value, and including the amount of any such indebtedness in excess of such fair market value).

2.3 He has been furnished with such information relating to the business, finances and operations of Company as he has considered necessary to make an informed investment decision with respect to the ownership of the Shares. The Buyer has carefully read this Agreement and, to the extent the Buyer believes necessary, has discussed with the Buyer’s professional and tax advisors with respect to the financial and tax consequences of an investment in the Corporation, as well as the suitability of this investment, based on the Buyer’s individual circumstances.

6

2.4 He has had a reasonable opportunity, at a reasonable time prior to the Buyer’s investment in the Company, to ask questions of and receive answers from the Seller, the Company or a representative of the Company concerning the terms and conditions of the offering of the Shares, and the Company and its operations, and all such questions have been answered to the Buyer’s full satisfaction. The Buyer further acknowledges that the Buyer has had a reasonable opportunity to obtain any relevant information which the Company or the Seller possesses or can acquire without unreasonable effort or expense. Buyer acknowledges that the Company is not current in its reporting obligations with the SEC.

2.5 No oral representations have been made in connection with the offering of the Shares which are in any manner inconsistent with the materials that have been disclosed to the Buyer.

2.6 He understands that the Shares have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless either (i) subsequently registered thereunder, or (ii) he shall have delivered to Company an opinion of counsel reasonably satisfactory to Company, in form, scope and substance reasonably satisfactory to Company, to the effect that the Shares to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, including, but not limited to, reliance on SEC Rule 144.

2.7 This Agreement has been duly and validly authorized, executed and delivered and is the valid and binding agreement of Buyer enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or other similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies and by other general principles of equity.

2.8 The Buyer acknowledges that an investment in the Company involves a high degree of risk, and, having made Buyer’s own evaluation of the risks associated with this investment, the Buyer is aware and has been advised that the Buyer must bear the economic risks of a purchase of the Shares indefinitely.

2.9 By virtue of certain rules governing the resale of “restricted securities” (and the Buyer acknowledges that the Shares are “restricted securities” within the meaning of the rules and regulations under the Securities Act), the undersigned must hold the Shares for a period of not less than one year before any sale or other disposition may take place in the United States, and even then the Buyer may sell or otherwise dispose of the Interest only upon the issuance of an opinion of counsel to the Company that the Shares intended to be sold or disposed of may be sold or disposed of without registration under the Securities Act or any state securities laws. An appropriate legend evidencing such restrictions shall be placed on the certificates issued representing the Shares and appropriate stop transfer instructions may be placed with respect to the Shares.

2.10 The Buyer acknowledges that the sale of the Shares is an isolated, non-issuer transaction that is not directly or indirectly on behalf of or for the benefit of the Company, and that no part of the Purchase Price will be received by the Company.

Section 3. Representations of Seller.

Seller hereby represents as of the date hereof and as of the Closing date that:

3.1. This Agreement has been duly and validly authorized, executed and delivered by Seller and is the valid and binding agreement of Seller enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or other similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies and by other general principles of equity.

7

3.2. Seller is selling the Shares to Buyer hereunder in reliance upon exemptions from securities registration under the Securities Act afforded by the provisions of Section 4(2) of the Act for issuances not involving any public offering.

3.3 The Company's entire authorized capital stock consists of: (i) 200,000,000 shares of Common Stock, par value $.001 per share and 10,000,000 shares of Preferred Stock, par value $.10 per share. The Shares (i) constitute approximately 4.99% of the issued and outstanding shares of capital stock of the Company as of the date of this Agreement, (ii) are duly authorized and validly issued, fully paid and nonassessable, and (iii) are owned of record and beneficially by Seller.

3.4 Seller is selling the Shares for his own account and not for the benefit of the Company.

Section 4. Covenants of Buyer

4.1 The Buyer will not take or cause to be taken any action with respect to the Shares that would cause Buyer, Seller or any other purchaser of the Shares to be deemed to be an “underwriter” of the Sale Interest, as defined in Section 2(11) of the Securities Act of 1933, as amended (the “Act”), under the Act and under all applicable State securities laws (“State Acts”).

4.2 Buyer will comply with all provisions of, and all rules, regulations and procedures under, the Act and all State Acts in connection with his purchase, ownership and, if applicable, sale of the Shares, and will not take or cause to be taken any action in connection therewith that will violate or result in the violation of any provision of the Act or of any State Acts applicable to Buyer and/or the Shares.

Section 5. Further Assurances. Each party hereto covenants and agrees to take any and all actions, and shall execute and deliver all such other agreements, certificates, instruments and documents, as may be necessary or appropriate and as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 6. General Matters. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without regard to its principles of conflict of laws. This Agreement contains the entire understanding of the parties with respect to the matters covered herein and supersedes and renders null and void all prior agreements and understandings, written and oral, between the parties with respect to the purchase and sale of CareAdvantage stock. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

In Witness Whereof, the parties have executed this Agreement as of the Effective Date.

_____________________

_____________________________________

GEORGE NEIDICH

By:_____________________________________

8

ASSIGNMENT BY GEORGE NEIDICH

TO _____________

For good and valuable consideration, the receipt of which is hereby acknowledged, George Neidich (“Seller”), sells, transfers, and conveys, to ______________ (the “Buyer”), free and clear from all liens and encumbrances, all Transferor’s right, title and interest in and to 7,259,259 Shares of the Common Stock of CareAdvantage, Inc., a Delaware corporation ( the “Property”).

Seller warrants and represents to Buyer that:

a. His title to the Property is free and clear from all liens and encumbrances;

b. He has good and marketable title to such Property; and

c. There are no suits or proceedings pending or threatened which affect the marketability of such Property.

Transferor agrees that he shall execute and deliver such other documents as Transferee may reasonably require to give effect to the sale, transfer and conveyance made hereunder.

In Witness Whereof, the undersigned has executed this Assignment as of December 31, 2012.

George Neidich

__________________________________

9